Exhibit 99.1

500.com Limited Provides Additional Information on Temporary Suspension of Sales by Provincial Sports Lottery Administration Centers

SHENZHEN, China, March 2, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today made an announcement in furtherance to the Company’s announcement on February 25, 2015 with regard to the suspension of sales by certain provincial sports lottery administration centers. On February 28, 2015 the Company was further informed by the remaining provincial sports lottery administration centers to which the Company provides sport lottery sales services that such provincial sports lottery administration centers also plan to temporarily suspend accepting online purchase orders for lottery products, in response to the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales. The Company notes that during the temporary suspension period the Company plans to continue processing online orders for lottery products that are distributed by local lottery stations and represented by paper lottery tickets. As a result, the Company expects transaction volume to decrease significantly and in turn the Company’s financial results will likely be materially and adversely impacted during the temporary suspension period. The Company plans to actively engage in conversation with the competent government authorities with regard to such temporary suspension and will make announcements with updates on the situation once available.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com